Responses to Form N-SAR Sub-Item 77D (for 2/29/00):

February 2000

For all International Equity Funds

Removed the following restriction: The aggregate absolute face value of all currency forward, currency futures and currency swap contracts (without regard to sign and assuming no offset of long and short positions, and counting both components of any contract for differences) will not exceed 50% of the fund's assets.

For all Fixed Income Funds

Removed the following restriction: The net long exposure of the fund, including direct investments in securities and long derivative positions, will not exceed 100% of the fund's net assets.

For Global Hedged Equity Fund

Revised the fund's diversification limit as follows: Except for U.S. government securities, shares of other investment companies, cash, money market instruments and shares of Underlying Funds, the fund will not invest in any one security to an extent greater than 5% over the security's weighting the fund's benchmark.

For Emerging Country Debt Fund

The following provisions were deleted from the fund's investment guidelines (in the statement of additional information) on December 31, 1999.

         The face value of derivatives used for investment purposes will be limited to 25% of the fund's assets.

         When long futures contracts and long equity swaps are used for investment, an amount of cash or high quality debt securities equal to the face value of all such long derivative positions will be segregated against such exposure.

         The aggregate absolute face value of all futures contracts and swap contracts (...) will not exceed 100% of the fund's assets.

Certain fixed income funds

The following changes were made to the funds' investment guidelines (in the statement of additional information) on December 31, 1999.

         International Bond and Global Bond Funds: Each fund may invest 25% of assets in below investment grade securities.

         Emerging Country Debt Fund: May invest without limit in below investment grade securities.

         Short-Term Income Fund: May invest in below investment grade securities (to conform to investment in Alpha LIBOR Fund).

         U.S. Global Bond/Alpha B Fund: May invest 5% of assets in below investment grade securities.

For all GMO Trust Funds

Removed the following restriction: "The Fund will not own other Funds of GMO Trust."

November 1999

Fixed Income and Emerging Markets Funds

GMO removed the following non-fundamental operating policy from each of the Fixed Income Funds and each of the Emerging Markets Funds: "The Fund will not purchase more than 10% of the outstanding securities of any issuer."

Emerging Markets Funds

GMO amended the Emerging Markets Funds' non-fundamental operating policies regarding cash exposure. Prior to the change, each of the Emerging Markets Funds were permitted to expose up to 5% of its net assets to cash and money market instruments. The new policy allows each Emerging Markets Fund to expose up to 10% of its assets to cash and money market instruments. The new limitation is:
"The Fund will not normally have greater than 10% of its net assets exposed to cash and money market instruments."